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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuStar, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

64126X 20 1

(CUSIP Number)

c/o Martin Lowen, NeuStar, Inc., 46000 Center Oak Plaza
Sterling, VA 20166, (571) 434-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64126X 20 1

1.	Name of Reporting Person: NeuStar, Inc. Voting Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,478,144

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,478,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.7%

14.	Type of Reporting Person (See Instructions): OO - Voting Trust

Item 1. Security and Issuer
     This Schedule 13D relates to the Class A common stock, par value $0.001 per share (the “Common Stock”) of NeuStar, Inc. (the “Issuer”), a Delaware corporation, the principal place of business and executive offices of which are located at 46000 Center Oak Plaza, Sterling, Virginia 20166.
Item 2. Identity and Background
     This Schedule 13D is being filed by the NeuStar, Inc. Voting Trust (the “Voting Trust”). The principal place of business and executive offices of the Voting Trust are 46000 Center Oak Plaza, Sterling, Virginia 20166. The filing of this Schedule 13D shall not be construed as an admission that the Voting Trust is the beneficial owner of any securities covered by this Schedule 13D for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     To the best of the Voting Trust’s knowledge, during the last five years, neither the Voting Trust nor any trustee or executive officer of the Voting Trust has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
     The Voting Trust is organized under the laws of the State of Delaware.
Item 3. Source and Amount of Funds or Other Consideration
     The Common Stock held in the Voting Trust is beneficially owned by: (i) Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, CV and Warburg, Pincus Netherlands Equity Partners III, CV (collectively, the “Warburg Pincus Entities”); and (ii) Jeffrey Ganek, Mark Foster, Joseph Franlin, Robert Poulin and Christopher Rowe (such individuals, together with the Warburg Pincus Entities, are referred to herein collectively as the “Investors”). Prior to the Issuer’s initial public offering on June 28, 2005, shares of the Issuer’s capital stock owned by the Investors were placed into the Voting Trust for the reasons discussed below in Item 4. The Voting Trust operates pursuant to the terms and conditions of a trust agreement, which is described below in Item 6. In connection with the Issuer’s initial public offering and certain recapitalizations, the Investors’ capital stock, including the capital stock held in the Voting Trust, was exchanged for and converted into the Common Stock.
     After the Issuer’s initial public offering but prior to the date of this Schedule 13D, certain shares of Common Stock held by the Voting Trust were beneficially owned by MidOcean Capital Investors, L.P. (“MidOcean”).

Item 4. Purpose of Transaction
     Prior to the Issuer’s initial public offering, the Federal Communications Commission (the “FCC”) required that the Investors place a portion of the shares of the Issuer’s capital stock held by them in the Voting Trust to ensure that the Issuer would be in compliance with FCC neutrality requirements to which the Issuer is subject. In connection with the Issuer’s initial public offering and certain recapitalizations, the Investors’ capital stock, including the capital stock held in the Voting Trust, was exchanged for and converted into the Common Stock.
     On December 12, 2005, the Warburg Pincus Entities and MidOcean sold an aggregate of 10,647,504 shares of Common Stock previously held by the Voting Trust and beneficially owned by the Warburg Pincus Entities and MidOcean.
Item 5. Interest in Securities of the Issuer
(a)	As of the date hereof, the Voting Trust may be deemed to be the beneficial owner of 2,478,144 shares of the Issuer’s Common Stock, representing 3.7% of the 67,698,821 shares of Common Stock outstanding as of December 12, 2005.

(b)	The Voting Trust has the shared power to direct the vote of the Common Stock beneficially owned by it.

(c)	The foregoing shares and the shares reported on page 2 of this Schedule 13D do not include 9,426,958 shares of Common Stock sold by the Warburg Pincus Entities and 1,220,546 shares of Common Stock sold by MidOcean on December 12, 2005, in an underwritten public offering for $32.30 per share.

(d)	Each of the Investors, but not the Voting Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by it.

(e)	The Voting Trust ceased to be the beneficial owner of more than 5 percent of the Common Stock on December 12, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Voting Trust is governed by an Amended and Restated Trust Agreement, dated September 24, 2004 (the “Trust Agreement”), entered into by and among the Investors; MidOcean; ABS Capital Partners IV, L.P., ABS Capital Partners IV Offshore, L.P., ABS Capital
Partners IV-A, L.P., and ABS Capital Partners IV Special Offshore, L.P. (collectively, the “ABS Capital Partners Entities”); the individuals and entities added as parties to the Trust Agreement in accordance with Section 4 of the Trust Agreement; Lynn Etheridge Davis and Edward J. Hawie, each as trustee (the “Trustees”); and the Issuer. The Trust Agreement was filed as an exhibit to the Schedule 13D filed by the Voting Trust on July 8, 2005.

     Prior to the date of this Schedule 13D, all shares of Common Stock held in the Voting Trust and beneficially owned by MidOcean and the ABS Capital Partners Entities were sold or released from the Voting Trust.
     Under the Trust Agreement, the Trustees have the power to vote the Common Stock held in trust and to execute stockholder consents in any and all proceedings where the vote or consent of the Issuer’s stockholders may be required or authorized, including the election of directors, except that the Investors may direct the manner in which the shares held in trust are to be voted in connection with the following matters:
•	any merger, consolidation or other reorganization of the Issuer with or into another corporation;

•	the issuance of the Issuer’s capital stock or rights to acquire the Issuer’s capital stock;

•	any acquisition by the Issuer of another corporation;

•	any sale, lease, transfer or other disposition of all or substantially all of the Issuer’s assets;

•	the Issuer’s liquidation or the adoption by the Issuer of a plan to liquidate; and

•	the incurrence or guarantee by the Issuer of indebtedness for borrowed money in excess of $10,000,000.
     The Warburg Pincus Entities may sell the shares of Common Stock owned by them that are held in the Voting Trust at any time subject to certain restrictions on ownership and transfer set forth in the Issuer’s certificate of incorporation. Members and former members of the Issuer’s management may only sell their shares of Common Stock out of the Voting Trust if there is a sale by the Warburg Pincus Entities, in which case members and former members of the Issuer’s management may sell in proportion to the amount sold by the Warburg Pincus Entities. All remaining Common Stock beneficially owned by the Warburg Pincus Entities may be released from the Voting Trust to the Warburg Pincus Entities if their collective beneficial ownership, including the Common Stock held in the Voting Trust, falls below 9.9% of the outstanding voting power of the Issuer.
Item 7. Material to Be Filed as Exhibits
     Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of December 14, 2005

LYNN ETHERIDGE DAVIS

/s/ Martin K. Lowen

By:	Martin K. Lowen, by power of attorney for Lynn Etheridge Davis*

EDWARD J. HAWIE

/s/ Martin K. Lowen

By:	Martin K. Lowen, by power of attorney for Edward J. Hawie*
*The power of attorney is incorporated by reference herein from the Form 3 filed by the NeuStar, Inc. Voting Trust on June 28, 2005, as though such power of attorney were set forth herein in full.